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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.
Please note the latest we will accept voting instructions is on August 15, 2024, at 11:59 A.M., Singapore Time (August 14, 2024, at 11:59 P.M., Eastern Time).

VOTE IN PERSON
If you would like to vote in person, please attend the Annual General Meeting of Primech Holdings Ltd. on August 19, 2024, at 9:00 P.M., Singapore time (August 19, 2024, at 9:00 A.M., Eastern Time). The meeting will be held at 23 Ubi Crescent, Singapore 408579.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

ANNUAL GENERAL MEETING OF SHAREHOLDERS - PRIMECH HOLDINGS LTD.

August 19, 2024, at 9:00 P.M., Singapore time
(August 19, 2024, at 9:00 A.M., Eastern Time)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

Item 1
By an ordinary resolution, to receive and adopt the Directors' Statement, the audited financial statements of the Company for the financial year ended March 31, 2024.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 2
By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended March 31, 2024.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 3
By ordinary resolutions, to approve the re-election of the following Directors who are retiring by rotation pursuant to Regulation 88 of the Constitution of the Company and who, being eligible, offer themselves for re-election as Directors:
(a) Mr. Ho Kin Wai
(b) Mr. Sng Yew Jin

Item 3(A)
Mr. Ho Kin Wai ☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 3(B)
Mr. Sng Yew Jin ☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 4
By an ordinary resolution, to approve payment of Directors' fees of US$77,500 for the financial year ended March 31, 2024.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(Proposals Continued on Reverse)

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00

PRIMECH HOLDINGS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
August 19, 2024, at 9:00 P.M., Singapore time
(August 19, 2024, at 9:00 A.M., Eastern Time)

Important Notice Regarding the Availability of Proxy Materials:

The Notice of AGM, Proxy Statement, Sample Proxy Form and the Company's Annual Report 2024 are available at – **https://ts.vstocktransfer.com/irhlogin/Primech**

To attend the Meeting virtually, please create a Zoom account and register to attend at – **http://meeting.vstocktransfer.com/2024Primech**

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders on August 19, 2024, at 9:00 P.M., Singapore time (August 19, 2024, at 9:00 A.M., Eastern Time)

Item 5
By an ordinary resolution, to approve the appointment of Weinberg & Co. LA, LLP, as auditor of the Company for the financial year ending March 31, 2025.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 6
By an ordinary resolution, to approve the appointment of M/s Paul Wan & Co as auditor of the Company for the financial year ending March 31, 2025.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 7
By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and/or Proposal Six.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 8
By an ordinary resolution, to authorize the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

The undersigned hereby appoints Kin Wai Ho as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Primech Holdings Ltd. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted "FOR" in Item 1, 2, 3(A), 3(B), 4, 5, 6, 7, and 8.

(Continued and to be signed on Reverse Side)